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                                                  UNITED STATES                                        OMB APPROVAL
                                        SECURITIES AND EXCHANGE COMMISSION                             OMB Number:  3235-0101
                                             Washington, D.C.  20549                                   Expires:  December 31, 2009
                                                                                                       Estimated average burden
                                                   FORM 144                                            hours per response .. 2.00
                                                                                                             SEC USE ONLY
                                        NOTICE OF PROPOSED SALE OF SECURITIES                           DOCUMENT SEQUENCE NO.
                                PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
                                                                                                          CUSIP NUMBER

ATTENTION:      Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a) NAME OF ISSUER (Please type or print)                   (b) IRS IDENT. NO.   (c) S.E.C. FILE NO.   WORK LOCATION
  Macquarie Global Infrastructure Total Return Fund, Inc.                              34-2045907         811-21765

1(d)  ADDRESS OF ISSUER                STREET                          CITY          STATE     ZIP CODE  (e) TELEPHONE NO.
                                                                                                             AREA CODE    NUMBER
      125 West 55th Street                                           New York         NY         10019          212      231-1000

2 (a)  NAME OF PERSON FOR WHOSE  ACCOUNT  THE  SECURITIES    (b) RELATIONSHIP TO  (c) ADDRESS STREET    CITY    STATE      ZIPCODE
       ARE TO BE SOLD                                              ISSUER
        Macquarie Fund Adviser, LLC                                 Adviser          125 West 55th Street,   New York, NY   10019

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the
              S.E.C. File Number.


3(a) Title of the  (b)Name and Address of   SEC USE ONLY  (c) Number of   (d)Aggregate  (e)Number of  (f)Approximate (g)Name of Each
     Class of         Each Broker Through   Broker-Dealer     Shares or      Market        Shares or     Date of         Securities
     Securities       Whom the Securities   File Number       Other Units    Value(see     Other Units   Sale(See        Exchange
     To Be Sold       are to be Offered or                    To Be Sold     instr.3(d))   Outstanding   instr.3(f))     (See instr.
                                                              (see instr.                  (see instr.   (MO. DAY YR.)    3(g))
                      Each Market Maker                         3(c))                      3(e))
                      who is Acquiring
                      the Securities

     Common           Lehman Brothers, Inc.                   4,189        $126,214.57     17,104,789     09/07/07           NYSE
     Shares           745 Seventh Avenue,                                (as of 9/06/07)
                      6th Floor
                      New York, NY  10019-6801

INSTRUCTIONS:                                     3. (a) Title of the class of securities to be sold
1.(a)Name of issuer                                  (b) Name and address of each broker through whom the securities are intended
  (b)Issuers I.R.S. Identification Number                to be sold
  (c)Issuers S.EC. file number, if any               (c) Number of shares or other units to be sold (if debt securities, give the
  (d)Issuers address, including zip code                 aggregate face amount)
  (e)Issuers telephone number, including             (d) Aggregate market value of the securities to be sold as of a specified date
     area code                                           within 10 days prior to the filing of this notice
                                                     (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most
2.(a) Name of person for whose account the               recent report or statement published by the issuer
      securities are to be sold                      (f) Approximate date on which the securities are to be sold
  (b) Such persons relationship to the               (g) Name of each securities exchange, if any, on which the securities are
      issuer (e.g., officer, director,                   intended to be sold
      10%stockholder, or member of
      immediate family of any of the foregoing)
  (c) Such persons address, including zip code

                               Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                                                                    SEC 1147 (08-07)


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                                               TABLE I SECURITIES TO BE SOLD
                Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of      Date you   Nature of          Name of Person from Whom    Amount of    Date of
the Class     Acquired   Acquisition        Acquired (If gift, also     Securities   Payment   Nature of Payment
                         Transaction        give date donor acquired)   Acquired

Common       8/25/05     Private Placement  Macquarie Global            4,189        8/22/05    Wire Transfer to
Shares                                      Infrastructure Total                                   Custodian
                                            Return Fund, Inc.


 INSTRUCTIONS: If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments, describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

                                        TABLE II    SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

                                                                                       Amount of
     Name and Address of Seller         Title of Securities Sold      Date of Sale    Securities Sold          Gross Proceeds







REMARKS:




INSTRUCTIONS:                                                    ATTENTION:
See the definition of person in paragraph (a) of Rule 144.       The person for whose account the securities to which this notice
Information is to be given not only as to the person for         relates are to be sold hereby represents by signing this notice
 whose account the securities are to be sold but also            that he does not know any material adverse information in regard
as to all other persons included in that definition. In          to the current and prospective operations of the Issuer of the
addition,information shall be given as to sales by all           securities to be sold which has not been publicly disclosed.
persons whose sales are required by paragraph (e) of
Rule 144 to be aggregated with sales for the account of
theperson filing this notice.

              09/07/2007                                            /s/ Richard C. Butt
            Date of Notice                                              (SIGNATURE)


The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

                        Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)


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